Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES APPOINTMENT OF NEW PRESIDENT & CEO

LAVAL, Quebec (March 14, 2011) – Labopharm announced today that Mark D’Souza, the Corporation’s current Chief Financial Officer, has been elected President and Chief Executive Officer of Labopharm and a member of the board of directors. “We are delighted to have Mark’s knowledge and experience to lead the Corporation forward,” said Santo J. Costa, Labopharm’s Chairman.

Mr. D’Souza replaces James Howard-Tripp as President and Chief Executive Officer.  Mr. Howard-Tripp will also step down as Board member effective today.

“We are very grateful to Jim for his efforts on behalf of the Corporation over the last eleven (11) years,” said Mr. Costa.

Labopharm also announced that the board of directors of the Corporation in conjunction with its management have undertaken a complete review of the business including consideration of all available strategic options.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Corporation's commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. (and approved in Canada under the same name) and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S. Labopharm's third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011. The Corporation also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

OLEPTRO™ is a trademark of Labopharm Inc.

This press release contains forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Corporation undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At The Equicom Group

Lawrence Chamberlain

Media and Investor Relations

Tel: (416) 815-0700 ext. 257

lchamberlain@equicomgroup.com

French:

Joe Racanelli

Tel: (514) 844-7997

jracanelli@equicomgroup.com